UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Main Street
(No. and Street)

Lilburn	**GA**	**30047**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski **(770) 923-9632**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Carrie Wisniewski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Capital Associates, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

President
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
December 31, 2018
With Independent Auditor's Report

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	1,046,788
Accounts receivable from investment banking		3,260,732
Accounts receivable from registered reps		81,017
Prepaid expenses		98,332
Equipment and leasehold improvements, net of accumulated depreciation of $45,917		-
Due from related parties		19,322
Total Assets	**$**	**4,506,191**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	64,141
Commissions Payable	3,259,634
Deferred revenue	112,100
Total Liabilities	3,435,875
STOCKHOLDER'S EQUITY	**1,070,316**
Total Liabilities and Stockholder's Equity	**$ 4,506,191**

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES	
Investment banking	$22,776,439
Desk Fees	411,351
Interest income	1,124
Other income	243,536
Total revenues	23,432,450
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	$21,503,768
Employee compensation and benefits	351,426
Occupancy and equipment	65,108
Other operating expenses	676,117
Technology and communications	24,069
Total expenses	22,620,488
NET INCOME	$ 811,962

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 811,962
Items which do not affect cash	
Depreciation	9,608
Charge off of property and equipment	23,079
Adjustments to reconcile net income to net cash provided by operations:	
Increase in Prepaid Expenses	(10,358)
Increase in Due From Related Party	(8,632)
Increase in Commissions Payable	2,926,430
Increase in Deferred Revenue	3,900
Increase in Accounts Receivable	(3,028,542)
Decrease in Accounts Payable and accrued expenses	(30,123)
Decrease in distribution payable	(120,000)
Decrease in due to stockholder	(579)
Decrease in due to related party	(44,376)
NET CASH PROVIDED BY OPERATING ACTIVITIES	532,369
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(3,720)
NET CASH USED BY INVESTING ACTIVITIES	(3,720)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(505,296)
NET CASH USED BY FINANCING ACTIVITIES	(505,296)
NET INCREASE IN CASH	23,353
CASH:	
Beginning of year	1,023,435
End of year	$ 1,046,788

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	100	$ 100	$ 27,400	$ 736,150	$ 763,650
Net income				811,962	811,962
Distributions to stockholder				(505,296)	(505,296)
Balance, December 31, 2018	100	$ 100	$ 27,400	$1,042,816	$ 1,070,316

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Florida corporation, was organized in January 2007 and became a broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full-service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash: The Company maintains its cash deposits in high credit quality banks. At times, balances may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained, if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Deferred Revenues: Deferred revenues arise from fees charged to brokers that are recognized as revenues when considered earned.

Revenue Recognition: The Company provides services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity, including mergers and acquisitions, reorganizations, and, fundraising activities.

The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of value that the customer receives, if and when the corporate

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue would be classified as deferred revenue on the Statement of Financial Condition.

The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction was $72,500 which is included in investment banking revenue in the accompanying statement of operations.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Accounts Receivable: Accounts receivable from registered reps and investment banking customers are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and registered representatives receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Approximately 94% of accounts receivable from investment banking were due from five customers.

Equipment and Leasehold Improvements: Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided by use of straight line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred. Advertising costs for 2018 were approximately $56,628 and are included in other operating expenses in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $763,427 which was $541,842 in excess of its required net capital of $221,585 and its ratio of aggregate indebtedness to net capital was 4.35 to 1.0.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and is the sole managing member of Headstrong Properties, LLC (Headstrong). BDCA is a regulatory compliance consulting firm, and Headstrong owns the office building where the Company maintains its main office. The company has a receivable from Headstrong at December 31, 2018 of $10,690.

In July 2018, all three entities were converted from Georgia corporations to Florida corporations.

NOTE TO FINANCIAL STATEMENT (CONTINUED)

The Company has an expense sharing agreement with BDCA. Under the agreement, BDCA provided the Company with certain general and administrative support in exchange for fees. Expenses under the expense sharing agreement for 2018 were approximately $407,115. Beginning July 1, 2018, the employees of BDCA became employees of the Company and the Company received reimbursements from BDCA to cover BDCA's share of employee costs. These reimbursements offset employee compensation and benefits as recorded on the accompanying Statement of Operations. As of December 31, 2018, the Company had a receivable from BDCA of $8,632 arising from the arrangement.

NOTE D — RELATED PARTIES AND LEASE COMMITMENTS

The Company leases space in buildings owned by Headstrong in Lilburn, Georgia and Ponce Inlet, Florida under short-term leases that total $5,000 per month. Rent expense under the related party lease agreements totaled $60,000 for the year ended December 31, 2018.

NOTE E — LINE OF CREDIT

The Company has a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2019. The line of credit bears interest at 5% per annum payable monthly and is personally guaranteed by the stockholder. At December 31, 2018, there was no outstanding balance.

SUPPLEMENTAL INFORMATION

SCHEDULE I

BRIDGE CAPITAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholder's equity	$ 1,070,316
Less non allowable assets:	
Prepaid expenses	98,332
Accounts receivable from investment banking, net	108,218
Accounts receivable from registered reps	81,017
Due from related parties	19,322
	306,889
Net capital before haircuts	763,427
Less haircuts	0
Net capital	763,427
Minimum net capital required	221,585
Excess net capital	$541,842
Aggregate indebtedness, liabilities less unearned revenue	$3,323,775
Net capital requirement based on aggregate indebtedness	$ 221,585
Ratio of aggregate indebtedness to net capital	4.35 to 1.0

Note: There were no material differences between the above computation and the
Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of December
31, 2018.

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

BRIDGE CAPITAL ASSOCIATES, INC.
127 Main Street
Lilburn, GA 30047

March 15, 2019

PRIVATE & CONFIDENTIAL

Rubio CPA, PC
2727 Paces Ferry Rd SE, STE 2-1680
Atlanta, Georgia 30339

Gentlemen:

This representation letter is provided in connection with your audit of the financial statements of Bridge Capital Associates, Inc. which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and changes in cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP), We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1)   We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 14, 2019, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2)   The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3)   We have provided you with:
   - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

Page Two

- Additional information that you have requested from us for the purpose of the audit.
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- Minutes of meetings of owners, directors, members, and committees of directors or summaries of actions of recent meetings for which minutes have not been prepared.

4) There have been no:

a) Irregularities involving management or employees who have significant roles in the internal control structure.

b) Irregularities involving other employees that could have a material effect on the financial statements.

c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

d) Arrangements with financial institutions involving compensating balances or other agreements involving restrictions on cash balances and line-of-credit or similar arrangements.

e) Agreements to repurchase assets previously sold.

5) We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

6) There are no:

a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or basis for recording a loss contingency.

b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Accounting Standards Codification 450, Contingencies.

7) Related party transactions and balances have been properly disclosed. We believe that balances due from related parties are wholly collectible.

8) There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 450, Contingencies. The Company has not been engaged in any litigation during the fiscal year ended December 31, 2018, and none is threatening or pending, except for the Chimento EEOC matter that is expected to be settled at little or no cost to the Company.

9) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

10) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

Page Three

11)   The Company has no sales commitments.

12)   We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13)   No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

14)   There are no material weaknesses or inadequacies at December 31, 2018 or during the period January 1, 2018 to March 15, 2019 in the internal accounting controls procedures followed in:

   a) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

15)   There has been no:

   a) Fraud involving management or employees who have significant roles in internal control.

   b) Fraud involving others that could have a material effect on the financial statements.

16)   Net capital computations, prepared by the Company during the period from January 1, 2018, through March 15, 2019 indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

17)   There are no securities or investments owned by us or borrowed under subordination agreements.

18)   The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

19)   There are no borrowings or claims unconditionally subordinated to all claims or general creditors.

20)   The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

21)   We understand and acknowledge our responsibility for the fair presentation of the supplemental information in schedules I, II and III in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental

information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

22) There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

23) We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2018 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2018.

24) We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to he period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

25) The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2018 and through March 15, 2019.

Page Five

26) We confirm that the balances due from B/D Compliance Associates, Inc. of $8,632 and Headstrong Properties of $10,690 are properly stated and will be collected.

27) We believe that the regulatory matter related to the BD in Puerto Rico will be settled at no cost to the company.

28) We believe that the EEOC claim by former employee, M. Chimento is without merit and will be adjudicated at no cost to the Company. We have not received any settlement offers and have made no settlement offers.

29) We believe that the effect of the two misstatements noted during the course of the audit related to $80,000 to be received from Project Pinot and $19,772 understatement of prepaid expenses related to Prepaid Pitchbook and Sharefile, are considered immaterial to the financial statements taken as a whole and do not need to be recorded.

Sincerely,

DocuSigned by:
Carrie Wisniewski
F8F8B7E0ABF0460...

Carrie Wisniewski

BRIDGE CAPITAL ASSOCIATES, INC.
127 Main Street
Lilburn, GA 30047

March 15, 2019

PRIVATE & CONFIDENTIAL

Rubio CPA, PC
2727 Paces Ferry Rd SE, STE 2-1680
Atlanta, Georgia 30339

Gentlemen:

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Bridge Capital Associates, Inc. for the year ended December 31, 2018 we confirm to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3. We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
4. As of December 31, 2018, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
5. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6. We have no known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2018.
7. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2018 and the date of this letter.
9. We have responded fully to all inquiries made to us by you during the engagement.
10. No events have occurred subsequent to December 31, 2018 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11. Your report is intended solely for the information and use of Bridge Capital Associates, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

DocuSigned by:

Carrie Wisniewski

F8F8B7E0ABF0460...

Carrie Wisniewski

www.bridgecapitalassociates.com

phone 770-923-9632
fax 770-923-9760

info@bridgecapitalassociates.com

127 Main Street
Lilburn, GA 30047



January 17, 2019

BRIDGE CAPITAL ASSOCIATES, INC.
ANNUAL EXEMPTON REPORT

Bridge Capital Associates, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Bridge Capital Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exceptions.

Sincerely,

F8F8B7E0ABF0460...
Carrie Wisniewski
DocuSigned By: Carrie Wisniewski

Carrie Wisniewski
President/Founder